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Exhibit 99.2

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:	May 15, 2012 at 10.00 A.M. local time
Location:	Grand Hotel Amrath Amsterdam Prins Hendrikkade 108, 1011 AK Amsterdam, The Netherlands

Opening

1.
Introductory Remarks

Approval of 2011 statutory accounts; addition of 2011 profits to retained earnings; discharge of directors

2.
To approve the annual statutory accounts of Yandex N.V. (the "Company") for the 2011 financial year (prepared in accordance with IFRS in accordance with Dutch law).

3.
To add the profits of the Company realized in the 2011 financial year to the retained earnings of the Company.

4.
To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2011 financial year.

Re-appointment of directors

5.
To re-appoint John Boynton and Esther Dyson to serve as non-executive members of the Board of Directors, each for a three-year term.

Cancellation of shares

6.
To cancel 120,350,456 outstanding Class C shares, all held by the Company.

Amendment of Articles of Association

7.
To amend the Articles of Association of the Company to reduce the number of authorized shares by (1) 114,269,582 Class B shares that have been converted into Class A shares, and (2) 116,568,723 Class C shares (together representing approximately €22 million in authorized share capital).

Amendment of Equity Incentive Plan; general authorization of the Board of Directors

8.
To approve, adopt and ratify an amendment and restatement of the Company's 2007 Equity Incentive Plan, and to authorize the Board of Directors to grant equity awards and issue ordinary shares under the Plan, to authorize the Board of Directors to exclude the pre-emptive right of subscription for any equity awards to be granted and ordinary shares to be issued under the Plan and to authorize the Board of Directors to do anything which may be required in connection therewith.

Appointment of Auditor

9.
To appoint ZAO Deloitte & Touche CIS as auditors of the Company's consolidated financial statements for the 2012 financial year and its Dutch affiliate as external auditors of the Company's statutory annual accounts for the 2012 financial year.

General designations and authorizations of the Board of Directors

10.
To designate the Board of Directors as the competent body to issue ordinary shares and preference shares up to the respective authorized share capital from time to time of the Company for a period of five years from the date of the Annual General Meeting.

11.
To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting.

12.
To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price that is (i) no greater than the higher of (a) the highest independent bid or (b) the last independent transaction price, in each case, at the time the purchase is effected (in the case of an open market stock repurchase); or (ii) fixed by the Company based on market conditions in accordance with SEC rules (in the case of a tender offer or comparable transaction).

Other business

13.
To confirm that the general meeting of shareholders will not make use of its authority to designate any other persons to represent the Company in case of conflicts of interest in connection with the entering into, execution and performance of any documents and transactions contemplated by the resolutions above.

14.
Any other business.

* * *

Explanatory Notes to the Agenda

1.     Opening

        The Chief Executive Officer will look back on 2011, including the Group's financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2012.

2-4.  Approval of 2011 Annual Statutory Accounts of Yandex N.V.; addition of 2011 profits of the Company to retained earnings; discharge of the directors for their management during the past financial year

        These agenda items include proposals to adopt the 2011 Statutory Accounts and to add the profits of the Company realized in the 2011 financial year to the retained earnings of the Company, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, for the performance of their duties in 2011. Such discharge only covers matters that are known to the Company at the 2012 AGM when the resolution to discharge is adopted. Copies of the 2011 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

5.     Re-appointment of John Boynton and Esther Dyson as non-executive members of the Board of Directors

        The nominees are as follows:

  i.      John Boynton

          It is proposed to re-appoint Mr. Boynton as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 15, 2012 and running until the annual general meeting to be held in 2015.

          Mr. Boynton has been a non-executive director since 2000. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non-profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co-founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

  ii.     Esther Dyson

          It is proposed to re-appoint Ms. Dyson as a non-executive member of the Board of Directors of the Company for a three year term with effect from May 15, 2012 and running until the annual general meeting to be held in 2015.

          Ms. Dyson has been a non-executive director since 2006. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also sits on the board of WPP Group, a global communications company. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a security analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited the newsletter Release 1.0 and ran the annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies TerraLink, Epam and UCMS. In the U.S., she is on the boards of 23andMe, Meetup, Eventful and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail

  (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She has a B.A. in economics from Harvard University.

        The Board of Directors is pleased that Ms. Dyson and Mr. Boynton are available to continue to serve as members of the Board of Directors.

6.     Cancellation of outstanding Class C shares

        The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. The Company's Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

7.     Amendment to the Company's Articles of Association to reduce the number of authorized shares

        The Company will propose an amendment to its Articles of Association to reduce the number of authorized shares by (1) 114,269,582 Class B shares that have been converted into Class A shares, and (2) 116,568,723 Class C shares (together representing approximately €22 million in authorized share capital). A copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the Company's registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

8.     Amendment to the Company's Equity Incentive Plan

        An Equity Incentive Plan was adopted by the Shareholders in 2007, and has since been amended from time to time. The Board of Directors will present at the AGM for approval, adoption and ratification a Third Amendment and Restatement of the 2007 Equity Incentive Plan. The plan as previously approved by the shareholders authorizes the Company to grant equity awards in the form of share options. The proposed changes to the plan will also authorize the Company to grant equity awards in the form of share appreciation rights, restricted shares, restricted share units and incentive stock options. The Board of Directors believes that the ability to grant such additional forms of equity awards will enable the Company to more flexibly provide appropriate incentives to its employees, officers, advisors, consultants and directors, particularly in light of the differing tax regimes applicable to such persons in different jursdictions. No increase in the aggregate number of shares reserved for issuance under the plan is being proposed. A copy of the amended and restated plan is available for inspection by shareholders at the Company's registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

9.     Appointment of the external auditor of the Company

        In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the re-appointment of ZAO Deloitte & Touche CIS as auditors of the Company's consolidated financial statements for the 2012 financial year and its Dutch affiliate as external auditors of the Company's statutory annual accounts for the 2012 financial year.

10-12.  General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

        The proposals to authorize the Board of Directors (i) to issue ordinary shares and preference shares, in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

        The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, for a purchase price that is (i) no greater than the higher of (a) the highest independent bid or (b) the last independent transaction price, in each case, at the time the purchase is effected (in the case of an open market stock repurchase); or (ii) fixed by the Company based on market conditions in accordance with SEC rules (in the case of a tender offer), is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company's financial position.

        Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on April 29, 2011.

13.   Confirmation that the general meeting of shareholders will not designate others

        This proposal asks that the shareholders confirm that they will not make use of their authority to designate any other persons to represent the Company in the case of conflicts of interest in connection with the entering into, execution and performance of any documents and transactions contemplated by the resolutions above. This is a standard confirmation requested under Dutch law.

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  Exhibit 99.2
2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS Agenda and Explanatory Notes